October 29, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Trend Aggregation VA Fund

File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On August 31, 2018, Mutual Fund and Variable Insurance Trust (the "Trust" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement") with respect to the Rational Trend Aggregation VA Fund (then known as the Rational Dividend Capture VA Fund). On October 15, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Summary prospectus edits have been carried over to the statutory prospectus. The Registrant anticipates filing an amended Registration Statement pursuant to Rule 485(b) in advance of the October 30, 2018 effective date (which has been delayed to November 1, 2018) associated with the Rule 485(a) filing made on August 31, 2018.

Prospectus:

Comment 1. On the facing sheet to the filing in the future, please include the filing date and the Securities and Investment Company Act numbers of the Registrant.

Response. The Registrant undertakes to include the filing date and the Securities and Investment Company Act numbers of the Registrant on the facing sheet in future filings.

Comment 2. On the EDGAR system, please insure that the name of the Fund is updated as it presently reflects the former name of the Fund.

Response. The Registrant undertakes ensure that the name of the Fund is updated on EDGAR.

PROSPECTUS

Comment 3. In the Table of Contents, please change the old name to the new name.

Response. The Registrant has updated the Table of Contents to reflect the new Fund name.

Comment 4. Under Principal Investment Strategies, please describe volatility Exchange Traded Notes.

Response. The Registrant has included a definition of volatility Exchange Traded Notes substantially as follows. Volatility linked Exchange Traded Notes are debt instruments with payments designed to track (before the effect of fees and expenses) the daily returns of an index of security market volatility, such as the Chicago Board of Options Exchange's Volatility Index Futures.

Comment 5. Because the Fund sites various sectors that may compose more than 15% of fund assets, please add Risk Disclosures accordingly. For example, REITs.

Response. The Registrant has included principal risk disclosures for each of the sectors.

Comment 6. Under Principal Risk Disclosures, the heading Inverse ETF and ETN Risk does not seem appropriate since inverse ETFs are not part of the Principal Investment Strategy. Please revise the strategy or Principal Risk Disclosures accordingly.

Response. The Registrant has revised strategy and risk disclosures to state that it will use inverse ETFs and volatility ETNs.

Comment 7. In Turnover Risk, please remove references for tax implications because shareholders will not be directly effected as they hold shares through an insurance product.

Response. The Registrant has removed references to tax implications.

Comment 8. Under Underlying Funds Risk, please consider deleting this as short-term treasury ETFs appear to be the only underlying funds contemplated unless you add inverse ETFs to the Principal Strategies.

Response. Upon consideration of the revisions made in response to comment 6, the Registrant believes the present Underlying Funds Risk remains appropriate.

Comment 9. Please review the Summary disclosures and that Statutory disclosures as appropriate to see if a genuine summary can be made.

Response. Upon review, the Registrant believes that it is not able to further summarize strategies and risks in the summary prospectus without incurring the risk of diluting their meaning.

Comment 10. Under Principal Investment Strategy in the statutory prospectus, please refer to treasury ETFs as "short-term treasury ETFs" to be consistent with the summary portion of the prospectus.

Response. The Registrant has made the requested revision.

Comment 11. In the Table of Risks, please reconcile Turnover Risk and Active Trading Risk. Additionally, please confirm or revise the Table of Risks accordingly to insure consistency between the Summary Prospectus and the Statutory Prospectus. Additionally, add Volatility ETN Risk to the table.

Response. The Registrant has removed Active Trading Risk and included its disclosures under Turnover Risk. The Registrant has revised the Table of Risks accordingly to insure consistency in naming conventions between the Summary Prospectus and the Statutory Prospectus. Additionally, the Registrant has add Volatility ETN Risk to the table.

Comment 12. In the recoupment and recapture provisions of the Expense Limitation Agreement, please change the reference to the recapture period from three years from the end of the fiscal year that was made to three years from the date it was made.

Response. The Registrant has made the requested revision.

Comment 13. Please add disclosures to make clear that recoupment may be possible only if the expenses of the Fund are below the Expense Limitation level both at the time of waiver and of recapture.

Response. The Registrant has made the requested revision.

Comment 14. Add further disclosures to the recoupment discussion to make clear that the expense increase caused by the recaptured of expenses will be reflected before considering whether or not a recovery is possible.

Response. The Registrant has made the requested revision.

Comment 15. In references to Board deliberations related to approval of advisory and sub-advisory agreements, please update to assure consistency would be dates upon which these deliberations took place.

Response. The Registrant has revised disclosures to reference the correct annual report.

Statement of Additional Information

Comment 16. Please incorporate the semi-annual report by reference.

Response. The Registrant has incorporated the semi-annual report by reference.

Comment 17. Following the fundamental policies in the description of looking through other underlying funds, please change "concentration" to "investments."

Response. The Registrant has made the requested revision.

Comment 18. For non-fundamental policies, please include a parenthetical or similar explanation noting that non-fundamental policies may be changed without shareholder approval.

Response. The Registrant has made the requested revision.

Comment 19. In the investment advisor and sub-advisor description, please include a repeat of the comments related to the recapture provisions of the Expense Limitation Agreement.

Response. The Registrant has made the requested revision.

Comment 20. Please include a table of the dollars paid to the Investment Advisor over the last three fiscal years.

Response. Upon review, the Registrant notes this disclosure is provided on page 42.

Comment 21. Under the heading Financial Statements, please incorporate the financial statements from the semi-annual report by reference.

Response. The Registrant has made the requested revision.

Part C

Comment 22. Please assure that a consent from Thompson Hine is included.

Response. The Registrant has included a consent from Thompson Hine.

Comment 24. In Item 32(c), please provide a basis for the comment "not applicable."

Response. The Registrant has included the information requested by Item 32(c).

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport